Lincoln Mining Corporation
885 Dunsmuir St., Suite 350
Vancouver, BC, V6C 1N5
Tel: 604 688 7377

August 18, 2009

LPT Capital Ltd. and Lincoln Gold Corporation Close Business Combination and Financing

VANCOUVER, BRITISH COLUMBIA - Lincoln Mining Corporation (previously named LPT Capital Ltd.) ("**Lincoln Mining**") (TSXV: LMG.P) is pleased to report that, further to the joint news release of Lincoln Gold Corporation ("**Lincoln Gold**") and LPT Capital Ltd. dated August 11, 2009, the parties have closed the business combination transaction (the "**Merger**") effective August 18, 2009, subject to receipt of final approval from the TSX Venture Exchange (the "**Exchange**") with respect to the "Qualifying Transaction" of LPT Capital Ltd. as a capital pool company.

Concurrent with the closing of the Merger on August 18, 2009, Lincoln Mining completed a private placement of units (on a post-consolidated basis) to raise gross proceeds of $4.97 million through the issue of 29,255,057 units at a price of $0.17 per unit. Each unit consists of one post-consolidated common share of Lincoln Mining and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one additional common share of Lincoln Mining at a price of $0.25 until August 18, 2011. The securities issued under the private placement are subject to a four-month hold period in Canada expiring on December 19, 2009 in accordance with applicable Canadian securities laws and the policies of the Exchange.

In connection with the closing of the private placement, finder's fees totaling $232,589 in cash and 670,588 shares of Lincoln Mining are payable, representing 8% of the funds introduced by the finders to Lincoln Mining.

Prior to the closing of the Merger, Lincoln Mining completed a share consolidation, effective August 17, 2009, on the basis of one (1) new share for every one and one-half (1.5) pre-consolidation shares and changed its name from "LPT Capital Ltd." to "Lincoln Mining Corporation".

Pursuant to the completion of the plan of arrangement under the Merger, each shareholder of Lincoln Gold as at the close of business on August 17, 2009 is entitled to 0.31 post-consolidated shares of Lincoln Mining for each one share of Lincoln Gold. Olympia Trust Company, Lincoln Mining's transfer agent, will be mailing a letter of transmittal to the registered shareholders of Lincoln Gold providing instructions on how to exchange share certificates of Lincoln Gold for share certificates of Lincoln Mining under the plan of arrangement. Effective August 18, 2009, pursuant to the Merger Lincoln Mining acquired Lincoln Gold through the amalgamation of 0843037 B.C. Ltd. (a wholly-owned subsidiary of Lincoln Mining) with Lincoln Gold. Please refer to the joint information circular of Lincoln and LPT dated January 19, 2009 (the "**Circular**"), available on the SEDAR website, for details of the Merger.

Lincoln Mining has also issued 1,258,333 shares as a finder's fee in connection with the Merger as disclosed in the Circular.

Shares of Lincoln Mining remain halted on the Exchange and will commence trading (on a post-consolidation basis) following receipt of final Exchange approval of the Merger as Lincoln Mining's Qualifying Transaction.

On behalf of Lincoln Mining Corporation

"Paul Saxton"

Paul Saxton
President & CEO